November 29, 2002

02069067

United Media Limited
6/F., Kras Asia Industrial Building
79 Hung To Road, Kwun Tong
Kowloon, Hong Kong

Securities and Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC
20549
U.S.A.

DEC 09 2002

Dear Sirs/Madams,

SUPPL

Re: United Media Limited (File No. 82-3859)

Enclosed please find the Financial Statements together with the Management Discussion & Analysis of the captioned company for the nine months ended September 30, 2001 for your information.

Yours faithfully,

PROCESSED
JAN 14 2003
THOMSON
FINANCIAL

Leslie Chan
Accountant
United Media Limited

Encl.

dlw 1/13

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: X **Schedule A**

Schedule B and C

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
United Media Limited	September 30, 2002	2002/11/29
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
Canada 1209 Madison Avenue, Burnaby, Vancouver, BC V5C 4Y4 Canada	604-298-7121	604-298-1298
Hong Kong Unit 1, 12/F., Kodak House, Phase II, 39 Healthy Street East, North Point, Hong Kong	852-2562-0885	852-2524-9506
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Canada: Amy Ho	*Administrative Officer*	604-298-1298
Hong Kong: Leslie Chan	Accountant	852-2524-9506
Contact Email Address investor.relations@umhl.com	*Web Site Address* www.umhl.com	
CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **Danny T.H. Hui (Signed)**	*Print Full Name* Danny T.H. Hui	*Date Signed* YY/MM/DD 2002/11/29
Director's Signature **Tammy W.Y. Hui (Signed)**	*Print Full Name* Tammy W.Y. Hui	*Date Signed* YY/MM/DD 2002/11/29

BCSC

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F
(previously Form 61)

INCORPORATED AS PART: ____ **Schedule A**

X **Schedule B and C**

ISSUER DETAILS		
Name of Issuer	For Quarter Ended	Date of Report YY/MM/DD
United Media Limited	September 30, 2002	2002/11/29
Issuer's Address	*Issuer's Fax No.*	*Issuer's Telephone No.*
Canada 1209 Madison Avenue, Burnaby, Vancouver, BC V5C 4Y4 Canada	604-298-7121	604-298-1298
Hong Kong Unit 1, 12/F., Kodak House, Phase II, 39 Healthy Street East, North Point, Hong Kong	852-2562-0885	852-2524-9506
Contact Person	*Contact's Position*	*Contact's Telephone No.*
Canada: Amy Ho	*Administrative Officer*	604-298-1298
Hong Kong: Leslie Chan	Accountant	852-2524-9506
Contact Email Address investor.relations@umhl.com	*Web Site Address* www.umhl.com	

CERTIFICATE		
The three schedules required to complete this Report are attached and the disclosures contained herein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.		
Director's Signature **Danny T.H. Hui (Signed)**	*Print Full Name* Danny T.H. Hui	*Date Signed* YY/MM/DD 2002/11/29
Director's Signature **Tammy W.Y. Hui (Signed)**	*Print Full Name* Tammy W.Y. Hui	*Date Signed* YY/MM/DD 2002/11/29

UNITED MEDIA LIMITED
QUARTERLY REPORT
SCHEDULE B
September 30, 2002

1. a) **Deferred Exploration Costs:**

- Nil

b) **Expenditures Made to Non-Arms Length Parties**

- CDN$240,000 paid or payable for management services by a director
- CDN$34,000 paid or payable to a related company for lease of premises

2. a) **Common shares issued during the period**

Type of Securities	Type of Issue	Number of Shares	Price	Total Proceeds	Type of Consideration
Common	Conversion	675,447	CDN$2.71	CDN$1,832,150	Exchange by Preference shares of ChineseE.com Corporation
Total		675,447		CDN$1,832,150	

b) **Stock options granted during the period:**

Date of Grant	Expiry Date	Optionee	Position	Price	No. of Shares
Total					Nil

bii) Warrants - continued

A summary of share purchase warrants activities for the period presented is as follows:

Outstanding as at December 31, 2001	Nil
Expired	Nil
Granted	Nil
Outstanding as at September 30, 2002	Nil

c) Escrow Shares

- Nil

d) Conversion Options of Issued Shares of ChineseE.com Corporation

As at September 30, 2002, the following conversion options are outstanding

Number of Conversion Options	Exercise Price	Expiry Date
Nil	Nil	Nil

A summary of conversion option activities for the period presented is as follows:

Outstanding as at December 31, 2001	1,513,000
Exercised	1,128,000
Granted	Nil
Outstanding as at September 30, 2002	Nil

e) List of Directors:

- Danny Tze Ho Hui
- Derek Wen Khan Chang
- Tammy Wai Ying Hui
- Cyrus Kwok Wah Hui
- Michael Jeffrey Werner

List of Officers:

President – Danny Tze Ho Hui

Secretary – Tammy Wai Ying Hui

UNITED MEDIA LIMITED

Consolidated Financial Statements

For the nine months ended September 30, 2002

United Media Limited

Consolidated Balance Sheet
As at September 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	September 30, 2002			September 30, 2001		
	US$ (note 1)	**Cdn$** (note 1)	**HK$**	**US$** (note 1)	**Cdn$** (note 1)	**HK$**
ASSETS						
Current Assets						
Cash and bank deposits	284	440	2,198	52	82	409
Trade accounts receivable	924	1,433	7,164	1,504	2,346	11,732
Other receivable and prepayment	787	1,219	6,094	701	1,094	5,470
Amounts due by related companies	14	21	107	-	-	-
Current portion of film & video library	388	601	3,008	496	774	3,869
Inventories & production supplies	1	2	7	6	9	44
Amounts due from UMEC	1,298	2,012	10,063	1,445	2,254	11,268
	3,696	5,728	28,641	4,204	6,559	32,792
Fixed Assets	101	157	785	673	1,049	5,248
	3,797	5,885	29,426	4,877	7,608	38,040

Approved by the Board of Directors

Danny Hui

Danny T.H. Hui (Signed)

Director

Tammy Hui

Tammy W.Y. Hui (Signed)

Director

United Media Limited

Consolidated Balance Sheet (Continued)
As at September 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	September 30, 2002			September 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
LIABILITIES						
Current Liabilities						
Accounts payable and accrued liabilities	1,052	1,630	8,148	1,501	2,342	11,709
Income taxes payable	33	51	257	32	49	245
Amount due to joint venture partners	142	220	1,102	141	221	1,102
Amounts due to related companies	-	-	-	2	3	17
Unearned revenue	31	48	239	46	72	361
Current portion of bank loan	516	800	4,000	256	400	2,000
Current portion capital lease obligations	14	22	108	25	39	195
	1,788	2,771	13,854	2,003	3,126	15,629
Other Loan	1,290	2,000	10,000	1,282	2,000	10,000
Deferred Income Taxes	94	146	731	94	146	731
Minority Interest	1,345	2,084	10,418	1,337	2,085	10,425
	4,517	7,001	35,003	4,716	7,357	36,785
SHAREHOLDERS' EQUITY						
Share Capital	5,143	7,971	39,856	3,869	6,035	30,175
Retained Earnings And Reserves	(5,863)	(9,087)	(45,433)	(3,708)	(5,784)	(28,920)
	(720)	(1,116)	(5,577)	161	251	1,255
	3,797	5,885	29,426	4,877	7,608	38,040

The accompanying notes form an integral part of these consolidated financial statements.

United Media Limited

Consolidated Statements of Operations and Deficit
For the three months and nine months ended September 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Three Months Ended September 30, 2002			Three Months Ended September 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Sales	373	577	2,886	933	1,455	7,277
Cost of Sales	362	560	2,802	374	583	2,918
Gross Margin	11	17	84	559	872	4,359
Expenses						
General and administration	288	445	2,226	437	682	3,410
Operation lease rentals	18	28	143	71	111	556
Loss on disposal of fixed assets	-	-	-	7	12	58
Exchange gain	-	-	-	(10)	(17)	(84)
	306	473	2,369	505	788	3,940
Depreciation and Finance Charges						
Depreciation and amortization	27	41	207	40	63	314
Interest and charges	8	14	70	(2)	(4)	(20)
	35	55	277	38	59	294
Other Income	-	-	-	97	151	756
Profit/(Loss) for the Period Before Minority Interest	(330)	(511)	(2,562)	113	176	881
Minority Interest	-	-	2	47	74	369
Profit/(Loss) for the Period	(330)	(511)	(2,560)	160	250	1,250
Deficit – Beginning of Period	(4,302)	(6,669)	(33,346)	(3,868)	(6,034)	(30,170)
Deficit – End of Period	(4,632)	(7,180)	(35,906)	(3,708)	(5,784)	(28,920)
Earning/(Loss) per Share	(0.024)	(0.038)	(0.19)	0.01	0.02	0.10

The accompanying notes form an integral part of these consolidated financial statements.

United Media Limited

Consolidated Statements of Operations and Deficit (Continued)
For the three months and nine months ended September 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Nine Months Ended September 30, 2002			Nine Months Ended September 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Sales	3,170	4,913	24,564	2,853	4,450	22,251
Cost of Sales	1,932	2,994	14,970	1,729	2,697	13,486
Gross Margin	1,238	1,919	9,594	1,124	1,753	8,765
Expenses						
General and administration	969	1,501	7,506	1,214	1,894	9,467
Operation lease rentals	151	234	1,171	209	327	1,635
Loss on disposal of fixed assets	-	-	-	117	182	910
Exchange gain	-	-	-	(1)	(2)	(9)
	1,120	1,735	8,677	1,539	2,401	12,003
Depreciation and Finance Charges						
Depreciation and amortization	155	240	1,199	102	159	796
Interest and charges	55	86	431	35	55	274
	210	326	1,630	137	214	1,070
Other Income	1	1	4	149	233	1,164
Loss for the Period Before Minority Interest	(91)	(141)	(709)	(403)	(629)	(3,144)
Minority Interest	1	1	6	47	75	372
Loss for the Period	(90)	(140)	(703)	(356)	(554)	(2,772)
Deficit – Beginning of Period	(4,542)	(7,040)	(35,203)	(3,352)	(5,230)	(26,148)
Deficit – End of Period	(4,632)	(7,180)	(35,906)	(3,708)	(5,784)	(28,920)
Loss per Share	(0.007)	(0.01)	(0.053)	(0.03)	(0.04)	(0.22)

The accompanying notes form an integral part of these consolidated financial statements

United Media Limited

Consolidated Statements of Cash Flows
For the three months and nine months ended September 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Three Months Ended September 30, 2002			Three Months Ended September 30, 2001		
	US$ (note 1)	**Cdn$** (note 1)	**HK$**	**US$** (note 1)	**Cdn$** (note 1)	**HK$**
Operating Activities						
Profit/(Loss) for the period	(330)	(511)	(2,560)	160	250	1,250
Items not affecting cash -						
Depreciation and amortization	27	41	207	40	63	314
Loss on disposal of fixed assets	-	-	-	7	12	58
Minority interest	-	-	(2)	(47)	(74)	(369)
	(303)	(470)	(2,355)	160	251	1,253
Net Change In Non-cash Items from Operating Activities	(12)	(16)	(78)	(1,037)	(1,619)	(8,095)
Net Cash Outflow from Operating Activities	(315)	(486)	(2,433)	(877)	(1,368)	(6,842)
Investing Activities						
Film & video library and inventories and production supplies	147	228	1,137	46	71	358
Purchase of fixed assets	-	-	-	(4)	(6)	(31)
Amount due from subsidiary of joint venture	-	-	-	(77)	(119)	(597)
Net Cash Outflow from Investing Activities	147	228	1,137	(35)	(54)	(270)
Net Cash Outflow before financing	(168)	(258)	(1,296)	(912)	(1,422)	(7,112)
Financing Activities						
Bank loan	-	-	-	(192)	(300)	(1,500)
Other loan	-	-	-	1,282	2,000	10,000
Amounts due to related companies	-	-	-	(103)	(160)	(802)
Change in capital lease obligations	(2)	(5)	(22)	(3)	(5)	(22)
Net Cash Inflow / (Outflow) from Financing Activities	(2)	(5)	(22)	984	1,535	7,676
Increase / (Decrease) In Cash and Bank Deposits	(170)	(263)	(1,318)	72	113	564
Cash and Bank Balances - Beginning of Period	454	703	3,516	(20)	(31)	(155)
Cash and Bank Balances - End of Period	284	440	2,198	52	82	409

United Media Limited

Consolidated Statements of Cash Flows (Continued)
For the three months and nine months ended September 30, 2002
(Expressed in thousands of dollars, except where indicated)
Unaudited - Prepared by Management

	Nine Months Ended September 30, 2002			Nine Months Ended September 30, 2001		
	US$ (note 1)	Cdn$ (note 1)	HK$	US$ (note 1)	Cdn$ (note 1)	HK$
Operating Activities						
Loss for the period	(90)	(140)	(703)	(356)	(554)	(2,772)
Items not affecting cash -						
Depreciation and amortization	155	240	1,199	102	159	796
Loss on disposal of fixed assets	-	-	-	117	182	910
Minority interest	(1)	(1)	(6)	(47)	(75)	(372)
	64	99	490	(184)	(288)	(1,438)
Net Change In Non-cash Items from Operating Activities	(368)	(569)	(2,843)	(735)	(1,146)	(5,732)
Net Cash Outflow from Operating Activities	(304)	(470)	(2,353)	(919)	(1,434)	(7,170)
Investing Activities						
Film & video library and inventories And production supplies	121	187	936	45	71	358
Purchase of fixed assets	-	-	-	(37)	(58)	(291)
Amount due from subsidiary of joint venture	-	-	-	(235)	(367)	(1,836)
Net Cash Outflow from Investing Activities	121	187	936	(227)	(354)	(1,769)
Net Cash Outflow before financing	(183)	(283)	(1,417)	(1,146)	(1,788)	(8,939)
Financing Activities						
Bank loan	452	700	3,500	(256)	(400)	(2,000)
Other loan	-	-	-	1,282	2,000	10,000
Amounts due to related companies	-	-	-	(103)	(160)	(802)
Change in capital lease obligations	(8)	(13)	(64)	25	39	195
Net Cash Inflow from Financing Activities	444	687	3,436	948	1,479	7,393
Increase / (Decrease) In Cash and Bank Deposits	261	404	2,019	(198)	(309)	(1,546)
Cash and Bank Balances - Beginning of Period	23	36	179	250	391	1,955
Cash and Bank Balances - End of Period	284	440	2,198	52	82	409

United Media Limited
Summary Notes to the Consolidated Financial Statements
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)

1. Currency presentation

These consolidated financial statements have been prepared using Hong Kong dollars (HK$), which is the currency of the Company's primary economic environment. United States dollar (US$) and Canadian dollar (CDN$) equivalent figures presented in these consolidated financial statements are determined by translating the amounts at the exchange rates prevailing at September 30, 2002 of approximately HK$7.75 = US$1; HK$5.00 = CDN$1 (2001: HK$7.80 = US$1; HK$5.00 = CDN$1) and are for information purposes only.

2. Generally Accepted Accounting Principles

These consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles.

3. Basis of Consolidation

The consolidated financial statements comprise the results of the Company, its wholly owned subsidiaries, Odeon Productions Limited and 95% owned subsidiary ChineseE.com Corporation, and its 50% owned joint venture, UMEC and its subsidiaries. UMEC is accounted for by the proportionate consolidation method as the Company exercises joint control over it.

All significant transactions and balances between and among the Company, its subsidiaries and UMEC and its subsidiaries are eliminated or proportionately eliminated on consolidation as appropriate.

A subsidiary is a company in which the Company, directly or indirectly, controls more than half of the voting power or issued share capital or controls the composition of the board of directors.

The results of subsidiaries acquired or disposed of during the year are included in the consolidated statement of operations and retained earnings from their effective dates of acquisition or up to their effective dates of disposal. The gain or loss on the disposal of a subsidiary represents the difference between the proceeds of the sale and the Company share of its net assets on the date of the disposal together with any unamortized goodwill.

Non-controlling interests represent the interests of outside members in the operating results and net assets of a subsidiary.

4. Earning/(Loss) Per Share

The calculation of earning/(loss) per common share is based on the weighted average number of common shares outstanding during the period. Fully diluted earning/(loss) per share has not been presented. The effects of potential conversion would decrease the earning/(loss) per share.

5. Share Capital and Share Options and Share Purchase Warrants

(a) **Share Authorized** 50,000,000 no par value common shares.

(b) **Shares Issued or Allotted and Outstanding**

	Number of shares	US$	Cdn$	HK$
No par value common shares as of September 30, 2002	13,383,991	5,142,710	7,971,200	39,856,000

(c) **Share Options Issued or Allotted and Outstanding**

Number of Share Options Outstanding	Expiry Date	Exercise Price
592,000	July 27, 2004	Cdn$0.50

(d) **Conversion Option of Issued Shares of Subsidiary Company**

On April 3, 2000, ChineseE.com Corporation ("CEC") completed a private equity placement by issuing 1,513,000 Class A convertible preference shares to a group of investors for an aggregate value of US$1,513,000. Each unit of the preference shares has one put or conversion option issued by the Company. The conversion option entitling the holder to tender, for a period of two years from the date of issue of the unit to United Media Limited, in exchange for that number of common shares equal to the result obtained by dividing the US$1.00 subscription price of the preference share of "CEC" by, in year one, the greater of US$1.50 or the minimum market price permitted under the Canadian Venture Exchange policies for the issue of a common share by the Company and, in year two, the total of the year one conversion price plus US$0.25.

On March 22, 2002, there are total 675,447 common shares of UML converted by 1,128,000 preference shares at the price of US$1.75.

United Media Limited
Summary Notes to the Consolidated Financial Statements (Continued)
For the nine months ended September 30, 2002
(Unaudited - Prepared by Management)

6. Revenue Information by Business Segments

	Three Months Ended September 30, 2002				Three Months Ended September 30, 2001			
(in$'000)	US$	Cdn$	HK$	%	US$	Cdn$	HK$	%
Production services	292	452	2,261	78	758	1,182	5,911	81
Television program production & distribution	73	113	564	20	153	239	1,196	17
Artiste management	8	12	61	2	22	34	170	2
	373	577	2,886	100	933	1,455	7,277	100

	Nine Months Ended September 30, 2002				Nine Months Ended September 30, 2001			
(in$'000)	US$	Cdn$	HK$	%	US$	Cdn$	HK$	%
Production services	2,407	3,730	18,650	76	2,254	3,516	17,583	79
Television program production & distribution	600	931	4,653	19	504	786	3,930	18
Artiste management	163	252	1,261	5	95	148	738	3
	3,170	4,913	24,564	100	2,853	4,450	22,251	100

7. General and Administration Expenses

	Three Months Ended September 30, 2002			Three Months Ended September 30, 2001		
(in$'000)	US$	Cdn$	HK$	US$	Cdn$	HK$
Salaries & benefits	233	360	1,800	258	403	2,016
Traveling and entertainment	30	48	236	26	40	202
Repair and maintenance	4	6	32	12	18	90
Consultancy and professional	(9)	(15)	(73)	156	244	1,218
Office operation and others	30	46	231	(15)	(23)	(116)
	288	445	2,226	437	682	3,410

	Nine Months Ended September 30, 2002			Nine Months Ended September 30, 2001		
(in$'000)	US$	Cdn$	HK$	US$	Cdn$	HK$
Salaries & benefits	737	1,141	5,706	633	988	4,937
Traveling and entertainment	75	117	583	53	83	416
Repair and maintenance	7	11	55	12	18	90
Consultancy and professional	66	102	512	335	522	2,610
Office operation and others	84	130	650	181	283	1,414
	969	1,501	7,506	1,214	1,894	9,467

8. Related Party Transactions

The Company has entered into the following transactions with related companies in its normal course of business:

Name of related company	Nature of transaction	Consideration paid during the nine months ended September 30, 2002 US$'000	Cdn$'000	HK$'000
Hin Cheung Tong Limited (Formerly known as Terrier Investments Limited)	Provision of management services by a director	232	360	1,800

MANAGEMENT'S DISCUSSION & ANALYSIS

INTRODUCTION

This document compares United Media Limited's operating results and financial positions for the nine months ended September 30, 2002 and 2001. The discussion and analysis will provide shareholders and interested readers with management's perspective on the earnings and financial condition of United Media Limited ("The Company").

The Company maintains its financial records in Hong Kong dollars and all tabled amounts are in thousands of dollars. Figures in US and Canadian dollars have been provided for information only and are listed at September 30, 2002 exchange rates. These are approximately HK$7.75=US$1 (2001-HK$7.8=US$1) and HK$5.0=Cdn$1 (2001-HK$5.1=Cdn$1).

In compliance with the Canadian generally accepted accounting principles, the Company's September 30, 2002 consolidated financial information includes 100% of the operating results, assets and liabilities of Odeon Productions Limited ("Odeon"), 95% of the operating results, assets and liabilities of ChineseE.com Corporation ("CEC") and 50% of the operating results, assets and liabilities of United Media & Entertainment Corporation Limited ("UMEC") and its subsidiaries (collectively, referred to as "the Group").

The inflation rates that affected the Company's financial results ranged from

- -4% to 0% in Hong Kong and
- -3% to 7% in China.

The consolidated financial statements and notes thereto should be read in conjunction with these comments.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

OVERVIEW

The Company is a holding company of several operating companies carrying on business in:

- Television program production and distribution
- Television commercial production services
- Artiste management

The following table shows sales by business segments and gross profit:

SALES AND GROSS PROFIT

	September 30, 2002			September 30, 2001		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Sales:						
Television program production and distribution	600	931	4,653	504	786	3,930
TV commercial production services	2,407	3,730	18,650	2,254	3,516	17,583
Artiste management	163	252	1,261	95	148	738
	3,170	4,913	24,564	2,853	4,450	22,251
Cost of Sales	1,932	2,994	14,970	1,729	2,697	13,486
Gross Profit	1,238	1,919	9,594	1,124	1,753	8,765
Gross Profit Ratio			39%			39%

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

Total Sales

Total sales for the Company for the nine months ended September 30, 2002 were HK$24.6 million (US$3.2 million or Cdn$4.9 million). This represents a 10% increase compared to the total sales for the same period in 2001. This increase was driven by the improvement of the TV commercial production industry in Hong Kong. A number of high budget television commercials had been produced by the Company's TV commercial subsidiary – Odeon Productions Limited, and the Company had distributed two acquired TV dramas in China during the period.

Gross Profit

The Company's gross profit margin was 39% for the nine months ended September 30, 2002 which has the same percentage for the same period in 2001.

Television Program Production and Distribution

Revenue for this division was HK$4.7 million (US$0.6 million or Cdn$0.9 million) for the nine months ended September 30, 2002 reflected a 18% increase from the results in the same period in 2001. The increase was due to more TV programs being distributed by the Company during the period.

TV Commercial Production Services

Sales for this division were HK$18.6 million (US$2.4 million or Cdn$3.7 million) for the nine months ended September 30, 2002, a 6% increase from the results of the same period in 2001. This increase was due primarily to the improvement of the TV commercial production industry in Hong Kong.

Artiste Management

Revenue for this division was HK$1.26 million (US$0.16 million or Cdn$0.25 million) for the nine months ended September 30, 2002, representing a 70% increase from the previous year's same period in 2001. Management is in the process of recruiting established as well as newer young artists to enlarge the Company's artiste management portfolio.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

EXPENSES

The following table shows the 2002 and 2001 expenses by major categories.

	September 30, 2002			September 30, 2001		
	US$'000	CDN$'000	HK$'000	US$'000	CDN$'000	HK$'000
Expenses:						
Salaries and benefits	737	1,141	5,706	633	988	4,937
Office operations and others	84	130	650	181	283	1,414
Transportation, travel and Entertainment	75	117	583	53	83	416
Consultancy and professional fees	66	102	512	335	522	2,610
Repair and maintenance	7	11	55	12	18	90
	969	1,501	7,506	1,214	1,894	9,467
Operating lease rentals	151	234	1,171	209	327	1,635
Loss on disposal of fixed assets	-	-	-	117	182	910
Exchange loss	-	-	-	(1)	(2)	(9)
	1,120	1,735	8,677	1,539	2,401	12,003
Depreciation and financing charges:						
Depreciation and amortization	155	240	1,199	102	159	796
Interest and charges	55	86	431	35	55	274
	1,330	2,061	10,307	1,676	2,615	13,073

Salaries and benefits were HK$5.7 million (US$0.7 million or Cdn$1.1 million) for the nine months ended September 30, 2002 representing a 15% increase compared to the results of the same period in 2001. This increase was due to the increase of Sales and Marketing personnel.

Office operations and other expenses were HK$650,000 (US$84,000 or Cdn$130,000) for the nine months ended September 30, 2002, representing a 54% decrease from results of the same period in 2001. The decrease was due to the downsizing of the Company's operations.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

Transportation, travel and entertainment amounted to HK$583,000 (US$75,000 or Cdn$117,000) for the nine months ended September 30, 2002, an increase of 40% compared to the same period in 2001. The increase was due to more sales and marketing activities in the PRC.

Consultancy and professional fees decreased by 80% to HK$512,000 (US$66,000 or Cdn$102,000) for the nine months ended September 30, 2002 compared to the same period in 2001.

Repair and maintenance costs were HK$55,000 (US$7,000 or Cdn$11,000) for the nine months ended September 30, 2002 and makes 39% decreased comparing with the same period in 2001.

Operating lease rentals were HK$1.2 million (US$151,000 or Cdn$234,000) for the nine months ended September 30, 2002, representing a decrease of 28% compared to the same period in 2001.

Foreign Exchange
The Company is subject to foreign exchange risks in two particular areas:

1. inter-company balances denominated in Renminbi, Canadian dollars and US dollars and
2. cash deposits in Renminbi

No foreign exchange loss was incurred for the nine months ended September 30, 2002.

Depreciation and amortization charges as well as interest and bank charges were HK$1.6 million (US$210,000 or Cdn$326,000) for the nine months ended September 30, 2002, an increase of 52% compared to the same period in 2001. The increase was primarily due to the interest incurred on the HK$10,000,000 term loan during the nine months period.

MANAGEMENT'S DISCUSSION & ANALYSIS

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

PROFITABILITY

The Company's pre-tax loss for the nine months ended September 30, 2002 was HK$0.7 million (US$0.09 million or Cdn$0.14 million) compared to a pre-tax loss of HK$3 million (US$0.4 million or Cdn$0.6 million) in the same period in 2001.

LIQUIDITY AND CAPITAL RESOURCES

The Company's cash position at September 30, 2002 was HK$2.2 million (US$0.3 million or Cdn$0.4 million). The working capital position was HK$14.8 million (US$2 million or Cdn$3 million), with a current ratio of 2.1:1.

BUSINESS RISKS

1. The Company's television program production and distribution business carries significant potential risks. The nature of television program production requires the Company to invest cash at the beginning of the production stage, but it does not receive the related revenue until production has been completed and the program has been broadcast. Moreover, there is a risk that the program may not generate sufficient revenue to recoup the invested capital. Approximately 65% of the Company's market for this business segment is in Mainland China, where the programs are primary sold through a process known as barter syndication. Under barter syndication, the Company distributes its programs to local television stations in exchange for air-time which the Company can in turn sell to advertisers. There is no assurance that the local television stations will acquire the programs or that the number of advertisers who buy the commercial air-time will be sufficient to make this business segment profitable.

2. The Company continues to implement and pursue significant business expansion, which will require significant funding. The Company has yet to be able to generate such funding internally. The Company must secure external equity or debt financing in the near term.

   The Company's management has taken specific steps to reduce the risks faces:
   - continuously expanding the customer base
   - cultivating relationships to build an even stronger distribution networks in China

OPERATION RESULTS AND BUSINESS SEGMENT ANALYSIS - continued

- pursuing geographic diversification: establishing operations in several cities in China, and spreading its distribution business to Asian TV markets internationally.
- acquiring strategic partners with relevant business experience and financial resources.